EXHIBIT 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Six Months Ended June 30, 2002 (millions)
RATIO OF EARNINGS TO FIXED CHARGES	
Earnings, as defined:	
Net income	$ 330
Income taxes	187
Fixed charges, as below	90
Total earnings, as defined	$ 607
Fixed charges, as defined:	
Interest charges	$ 85
Rental interest factor	4
Fixed charges included in nuclear fuel cost	1
Total fixed charges, as defined	$ 90
Ratio of earnings to fixed charges	6.74

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	
Earnings, as defined:	
Net income	$ 330
Income taxes	187
Fixed charges, as below	90
Total earnings, as defined	$ 607
Fixed charges, as defined:	
Interest charges	$ 85
Rental interest factor	4
Fixed charges included in nuclear fuel cost	1
Total fixed charges, as defined	90
Non-tax deductible preferred stock dividends	7
Ratio of income before income taxes to net income	1.57
Preferred stock dividends before income taxes	11
Combined fixed charges and preferred stock dividends	$ 101
Ratio of earnings to combined fixed charges and preferred stock dividends	6.01